(212) 474-1912

July 16, 2010

Airgas, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 16, 2010
File No. 1-09344
Filed by Air Products Distribution, Inc. and Air Products and Chemicals, Inc.

Dear Ms. Campbell Duru:

On behalf of our clients Air Products and Chemicals, Inc. (“Parent”) and Air Products Distribution, Inc. (“Purchaser”), a wholly owned subsidiary of Parent (together with Parent, “Air Products”), I am writing to respond to the comments of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions (the “Staff”), of the Securities and Exchange Commission (the “Commission”) delivered to me telephonically on July 14, 2010, regarding the press release issued by Air Products on July 8, 2010.

Air Products supplementally advises the Staff that Air Products has had regular discussions with Airgas shareholders since its February 11, 2010 offer was made to purchase Airgas shares, directly and through its financial advisors and MacKenzie Partners, its information agent and proxy solicitor.  These discussions have generally focused on the terms of the transaction and the strategic rationale and industrial logic for the deal and were based on information Air Products has publicly disclosed in its filings.  Based on estimates provided from MacKenzie Partners, acting as information agent and proxy solicitor, Air Products believes that it has spoken with holders of more than 50% of Airgas’s stock.  These investors include arbitrageurs, hedge funds and other institutional investors as well as Airgas shareholders who also hold Air Products stock.  Based on the feedback received by Air Products and its advisors in these discussions, Air Products believes that the holders of a majority of Airgas’s stock support a purchase of Airgas by Air Products, which forms the basis for Air Products’ confidence that the tender offer and its nominations and shareholder proposals have wide shareholder support.  Air Products does not have any formal or informal agreements with these investors with respect to the tender offer or the proxy solicitation for Airgas’s 2010 annual meeting.

Air Products hereby confirms its understanding that Rule 14a-9 applies to both oral and written communications.  Air Products further confirms its understanding that Rule 14a-9 provides that claims made prior to a meeting regarding the results of the solicitation may, depending on the facts and circumstances, be deemed to be misleading.

If you have any questions regarding the contents of this letter, please contact me at the number listed above.

Respectfully,

/s/ James C. Woolery

James C. Woolery

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Copy to:

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS